News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Third Quarter 2011 Financial Results and Webcast

October 6, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) will release its third quarter financial results on Thursday, October 13 to be followed by a conference call and webcast on Monday, October 17 at 7:30 a.m. PDT (10:30 a.m. EDT).

     Webcast: www.novagold.net
North American callers: 1-866-212-4491
International callers: 1-416-800-1066

The webcast will be archived on NovaGold’s website for one year and the conference call will be available for replay until Monday, October 31 by calling 1-866-583-1035 and entering passcode 8306187#. For a transcript of the call please email info@novagold.net.

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About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold and copper with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Neil MacRae
Director, Investor Relations

604-669-6227 or 1-866-669-6227